PROSPECTUS

Filed Pursuant to Rule 424(b)(4)
        File Number 333-110786

700,000 Shares

Common Stock

We are offering 700,000 shares of our common stock with this prospectus.

Our common stock is listed for trading on the Nasdaq Stock Market’s National Market under the symbol MSEX. On May 6, 2004 the last reported sale price for our common stock was $20.00 per share.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 100,000 additional shares of common stock upon the same terms and conditions as the shares offered hereby to cover over-allotments, if any.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 6 of this prospectus.

	Per Share	Total
Public offering price	$19.80	$13,860,000
Underwriting discounts and commissions	$0.79	$553,000
Proceeds to Middlesex Water Company	$19.01	$13,307,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about May 12, 2004.

JANNEY MONTGOMERY SCOTT LLC	EDWARD D. JONES & CO., L.P.

The date of this prospectus is May 6, 2004.

Middlesex Water Company

Service Areas

N
Area operated by Utility Service Affiliates (Perth Amboy) Inc.
Existing Service Under Contract
Treatment & Pumping Contract
Pinelands Water Company
Pinelands Wastewater Company
Philadelphia
Wilmington
Newark
Arthur Kill
Staten Island
Raritan Bay
Middlesex County
Monmouth County
Trenton
D&R Canal
Ocean County
Burlington County
New Jersey
Atlantic Ocean
Atlantic City
Cumberland County
Delaware Bay
Bayview Water Company
C&D Canal
New Castle County
Dover
Kent County
Sussex County
Delaware
Tidewater Utilities, Inc,
Retail Service Area
Colonia
Carteret
Avenel
Iselin
Edison
Woodbridge
Port Reading
Portion of South Plainfield
Fords
Sewaren
Metuchen
Hopelawn
Portion of Edison
Keasbey
Highland Park
Raritan Center
South Amboy
Raritan Bay
Utility Service Affiliates (Perth Amboy) Operating Contract
MWC Existing Service Under Contract (Edison, Highland Park, Old Bridge, Marlboro, Sayreville)
MWC Treatment & Pumping Contract (East Brunswick)
Tidewater Utilities, Inc.

PROSPECTUS SUMMARY

This Prospectus Summary calls your attention to the most significant aspects of the offering covered by this document, but may not contain all the information that is important to you. Unless otherwise indicated, we have assumed in presenting information about outstanding shares of common stock, including per share information, that the Underwriters’ over-allotment option will not be exercised. All share information and per share prices contained in this prospectus reflect our four-for-three common stock split effective November 14, 2003. The terms “Company” “we,” “our,” and “us” refer to Middlesex Water Company and its subsidiaries, including Tidewater Utilities, Inc. (“Tidewater”) (and Tidewater’s wholly-owned subsidiaries, Southern Shores Water Company, LLC (“Southern Shores”) and White Marsh Environmental Systems, Inc. (“White Marsh”)), Pinelands Water Company (“Pinelands Water”) and Pinelands Wastewater Company (“Pinelands Wastewater” and collectively with Pinelands Water, “Pinelands”), Utility Service Affiliates, Inc. (“USA”), Utility Service Affiliates (Perth Amboy) Inc., (“USA-PA”) and Bayview Water Company (“Bayview”). The term “you” refers to a prospective investor. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including especially the “Risk Factors” section, as well as the documents we have referred you to.

Our Company

Middlesex Water Company has operated as a water utility in New Jersey since 1897, and in Delaware, through our wholly-owned subsidiary, Tidewater, since 1992. We are in the business of collecting, treating, distributing and selling water for domestic, commercial, municipal, industrial and fire protection purposes. We also operate a New Jersey municipal water and wastewater system under contract and provide wastewater services in New Jersey and Delaware through our subsidiaries. We are regulated as to rates charged to customers for water and wastewater services in New Jersey and for water services in Delaware, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities.

Our New Jersey water utility system (the “Middlesex System”) provides water services to approximately 58,000 retail customers, primarily in central New Jersey. The Middlesex System also provides water service under contract to municipalities in central New Jersey with a total population of approximately 267,000. Through our subsidiary, USA-PA, we operate the water supply system and wastewater system for the City of Perth Amboy, New Jersey. Our other New Jersey subsidiaries, Pinelands Water and Pinelands Wastewater, provide water and wastewater services to residents in Southampton Township, New Jersey.

Our Delaware subsidiaries, Tidewater and Southern Shores, provide water services to approximately 24,000 retail customers in New Castle, Kent and Sussex Counties, Delaware. Our other Delaware subsidiary, White Marsh, services an additional 1,900 customers in Kent and Sussex Counties. Our customer base in Delaware has the potential to grow substantially within the existing territories we currently serve. The developments we either serve or have entered into contracts to serve have obtained approvals to build additional housing units. If those additional housing units are built and sold, we project our customer base would grow to 38,000 customers, without the acquisition of additional housing developments. Further, there is significant economic development and population growth within and near many of our Delaware service areas. For example, according to the United States Census Bureau, from 1990 to 2000, the population in Kent and Sussex Counties increased 14.1% and 38.3%, respectively.

Our Strategy

We strive to increase shareholder value by:

•	maintaining and strengthening our position as a reliable provider of quality water and wastewater services;

•	continuing to increase our retail customer base in Delaware;

•	providing new water and wastewater service related businesses that are not regulated utilities;

•	acquiring other water and wastewater utilities; and

•	pursuing additional contracts for the operation and management of municipal water and wastewater systems.

Recent Developments

Reclassification

The Company’s consolidated financial statements as of December 31, 2002 and for the years ended December 31, 2002 and 2001, which have been incorporated by reference in this prospectus, have been restated. The reclassifications were made to present the amount of Restricted Cash as a non-current asset rather than a current asset in the consolidated balance sheet at December 31, 2002, and to present changes in Restricted Cash related to capital expenditures as an investing activity rather than a financing activity in the consolidated statement of cash flows for the years ended December 31, 2002 and 2001. Prior to the reclassification, such amounts were presented as Temporary Cash Investments – Restricted. Those amounts are now described as Restricted Cash. The restatement had no effect on reported total assets, net income, earnings applicable to common stock, cash flows from operations or liquidity. For additional information, see Note 10 to our consolidated financial statements contained in our Annual Report on Form 10-K, as amended, which is incorporated by reference into this prospectus.

First Quarter 2004 Earnings

Our revenues for the first quarter of 2004 totaled $15.9 million, up from $15.0 million for the same period in 2003. Double-digit increases in base rates and customer growth for Tidewater generated an additional $0.4 million in revenues during the quarter, while our meter installation joint venture with USA added $0.5 million to revenues. Operating expenses increased to $13.7 million up from $12.6 million. Costs associated with the customer growth in Delaware and the meter installation joint venture amounted to $0.7 million of the increase. Higher purchased water costs, energy costs and business insurance costs for the Middlesex System accounted for $0.3 million of the operating expenses.

We reported earnings applicable to common stock of $0.9 million, or $0.09 per share, for the first quarter ended March 31, 2004, compared with $1.1 million or $0.11 per share for the same period in 2003.

For the twelve months ended March 31, 2004, our revenues were $65.0 million, up from $62.7 million for the same period in the prior year. Double-digit increases in base rates and customer growth for Tidewater generated $1.7 million of additional revenues. Revenues from our meter installation joint venture and other non-regulated activities pushed revenues up by $1.0 million. Unfavorable weather conditions caused revenues to fall by $0.5 in our Middlesex System. Operating expenses for the twelve months ended March 31, 2004 increased to $53.7 million, up from $50.4 million. In addition to cost increases in the same operating expenses categories for the quarter, water treatment costs, employee costs and corporate governance compliance costs also increased. Interest expense rose to $5.2 million from $5.1 million as the amount of long-term borrowings rose by almost $10.0 million. As a result, net income decreased to $6.4 million from $7.7 million for the twelve months ended March 31, 2004.

Tidewater Rate Request

Tidewater has recently filed a request with the Delaware Public Service Commission (PSC) for a 24% increase in water rates. Tidewater has invested $11.9 million in plant upgrades and equipment over the past year to keep pace with double-digit growth in its customer base. Tidewater, which last filed for an increase in January 2002, is requesting an overall increase of $2.5 million over current revenues, to cover costs of its increased capital investment as well as operations and maintenance expenses. There can be no assurance that the PSC will grant Tidewater’s rate increase in the amount requested, if at all.

Our Address and Telephone Number

Our executive offices are located at 1500 Ronson Road, Iselin, New Jersey 08830-3020 and our telephone number is (732) 634-1500.

THE OFFERING

Common Stock offered no par value	700,000 shares

Common Stock to be outstanding after the offering	11,292,863 shares(1)

Nasdaq symbol	MSEX

Common Stock 52-week price range (through May 6, 2004)	Low: $16.41 per share High: $21.81 per share

Annualized dividend rate	$0.66 per share

Use of proceeds	We expect to use the net proceeds to repay a portion of our outstanding short-term borrowings.

(1)	The shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of April 30, 2004 having given effect to the four-for-three common stock split effective November 14, 2003.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary consolidated financial data for the periods indicated. All share and per share amounts reflect the four-for-three common stock split effective November 14, 2003. The summary consolidated financial data as of December 31, 2003 and 2002, and for the three years ended December 31, 2003, have been derived from our audited financial statements which have been incorporated by reference in this prospectus. The summary consolidated financial data as of December 31, 2001, has been derived from audited financial statements not included herein. The information set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this prospectus and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements incorporated by reference in this prospectus. Historical operating results are not necessarily indicative of results for any other period.

	Years Ended December 31,
	2003	2002	2001
	(In thousands, except per share data)
Consolidated Income Statement Data:
Operating Revenues	$64,111	$61,933	$59,638
Operating Expenses	52,611	49,466	48,145
Net Income	6,631	7,765	6,953
Earnings Applicable to Common Stock	6,376	7,510	6,698
Earnings per Share of Common Stock:
Basic	$0.61	$0.73	$0.66
Diluted	0.61	0.73	0.66
Dividends Paid per Share of Common Stock	$0.649	$0.634	$0.623
Average Number of Shares Outstanding:
Basic	10,475	10,280	10,131
Diluted	10,818	10,623	10,474

	As of December 31,
	2003	2002	2001
	(In thousands)
Consolidated Balance Sheet Data:
Total Assets	$263,192	$248,962	$240,312
Utility Plant-Net	226,785	212,302	200,001
Common Equity	79,643	76,501	72,290
Convertible Preferred Stock	2,961	2,961	2,961
Nonredeemable Preferred Stock	1,102	1,102	1,102
Long-Term Debt (excluding current portion)	97,377	87,483	88,140
Total Debt	110,944	105,773	101,724

RISK FACTORS

We have described for you below risks involved in investing in the common stock offered under this prospectus. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we have filed with the Securities and Exchange Commission which are incorporated in this prospectus by reference.

Our revenue and profit depend on the rates we charge our customers. We cannot raise utility rates without filing a petition with the appropriate governmental agency. If these agencies modify, delay or deny our petition, our revenues will not increase and our profit will decline unless we are able to reduce costs.

The BPU regulates all of our public utility companies in New Jersey. The BPU regulates these utilities with respect to rates and charges for service, classification of accounts, awards of new service territory, acquisitions and other matters. That means, for example, that we cannot raise the utility rates we charge to our customers without first filing a petition with the BPU and going through a lengthy administrative process. In much the same way, the PSC regulates our public utility companies in Delaware. We cannot give assurances of when we will request approval for any such matter, nor can we predict whether the BPU or PSC will approve, deny or reduce the amount of any such requests.

Certain costs of doing business are not within our control. For example, beginning on August 1, 2003, with the deregulation of the electricity generation market in New Jersey, our electric commodity unit costs increased by over 40% and the remaining regulated portion of our electricity rates rose 15%. These and other increased costs have prompted us to file rate increase petitions with the BPU for Middlesex and Pinelands. In addition, Tidewater has recently filed a request with the PSC for a 24% increase in water rates. There can be no assurance, however, that we will receive BPU or PSC approval for these, or any future rate increases, to address increased electricity or any other increased costs. The failure to obtain any rate increase would prevent us from increasing our revenues and, unless we are able to reduce costs, make us less profitable.

We are subject to penalties unless we comply with environmental laws and regulations, including water quality regulations. Compliance with those laws and regulations impose costs on us.

The United States Environmental Protection Agency (“EPA”) and the New Jersey Department of Environmental Protection (“DEP”) regulate our operations in New Jersey with respect to water supply, treatment and distribution systems and the quality of the water, as do the EPA, Delaware Department of Natural Resources and Environmental Control (“DNREC”), Delaware Department of Health and Social Services—Division of Public Health (“DPH”) and Delaware River Basin Commission (“DRBC”) with respect to operations in Delaware. Federal, New Jersey and Delaware regulations relating to water quality require us to perform expanded types of testing to insure that our water meets state and federal water quality requirements. We are subject to EPA regulations under the Federal Safe Drinking Water Act, which include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule and the Total Coliform Rule. There are also similar state regulations by the DEP in New Jersey. The DEP and the DPH monitor our activities and review the results of water quality tests that we perform for adherence to applicable regulations. In addition, environmental regulatory agencies are reviewing current regulations governing the limits of certain organic compounds found in the water as byproducts of treatment.

The cost to water companies of complying with the proposed water quality standards depends in part on the limits set in the regulations and on the method selected to implement them. Those costs could be very high and may make us less profitable if we cannot recover those costs through our rates that we charge our customers.

We do not have sufficient funds on hand to pay for all of the costs of complying with laws and regulations, including environmental laws and regulations or to pay for the improvements or the expansion of our utility system assets. We depend upon our ability to raise money in the capital markets to finance these costs. We cannot issue debt or equity securities without regulatory approval.

We require financing to fund the ongoing capital program for the improvement of our utility system assets and for planned expansion of that system. We project that we must expend approximately $67.0 million for existing capital projects. We must have regulatory approval to sell debt or equity securities to raise money for these projects. If sufficient capital is not available or the cost of capital is too high, or if the regulatory authorities deny a petition of ours to sell debt or equity securities, we would not be able to meet the cost of complying with environmental laws and regulations or the costs of improving and expanding our utility system assets. This might result in the imposition of fines or restrictions on our operations and may curtail our ability to improve upon and expand our utility system assets.

Weather conditions and overuse of underground aquifers may interfere with our sources of water, demand for water services, and our ability to supply water to customers.

Our ability to meet the existing and future water demands of our customers depends on an adequate supply of water. Unexpected conditions may interfere with our water supply sources. Drought and overuse of underground aquifers may limit the availability of ground and surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers. Governmental drought restrictions might result in decreased use of water services and can adversely affect our revenue and earnings. Additionally, cool and wet weather may reduce consumption demands, also adversely affecting our revenue and earnings. Freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. Any interruption in our water supply could cause a reduction in our revenue and profitability.

Our water sources may become contaminated by naturally occurring or man-made compounds and events. This may cause disruption in services and impose costs to restore the water to required levels of quality.

Our sources of water may become contaminated by naturally-occurring or man-made compounds and events. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water source through our transmission and distribution systems. We may also incur significant costs in treating the contaminated water through expansion of our current treatment facilities, or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may reduce our revenues and make us less profitable.

The necessity for increased security has and may continue to result in increased operating costs.

In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the health and security of the United States of America, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We are at risk for terrorist attacks and have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies from such risks.

We face competition from other utilities and service providers which might hinder our growth and reduce our profitability.

We face the risks of competition from other utilities authorized by federal, state or local agencies. Once a utility regulator grants a service territory to a utility, that utility is usually the only one to service that territory. Although a new territory offers some protection against competitors, the pursuit of service territories is competitive, especially in Delaware where new territories may be awarded to utilities based upon competitive negotiation. Competing utilities have challenged, and may in the future challenge, our applications for new service territories. Also, third parties entering into long-term agreements to operate municipal systems might adversely affect us and our long-term agreements to supply water on a contract basis to municipalities.

We have a long-term contractual obligation for water and wastewater system operation and maintenance under which we may incur costs in excess of payments received.

Middlesex Water Company and USA-PA operate and maintain the water and wastewater systems of Perth Amboy, New Jersey under a multi-year contract. This contract does not protect us against incurring costs in excess of payments we will receive pursuant to the contract. There can be no assurance that we will not experience losses resulting from this contract. Losses under this contract or our failure or inability to perform may have a material adverse effect on our financial condition and results of operations. Also, in connection with this contract, Perth Amboy, through the Middlesex County Improvement Authority, issued approximately $68.0 million in three series of bonds. We have guaranteed one of those series of bonds in the principal amount of approximately $26.3 million. As of December 31, 2003, approximately $24.4 million of the bonds we have guaranteed remain outstanding. If Perth Amboy defaults on its obligations to pay the bonds we have guaranteed, we would have to raise funds to meet our obligations under that guarantee.

An important element of our growth strategy is the acquisition of water and wastewater systems. Any pending or future acquisitions we decide to undertake may involve risks.

The acquisition and integration of water and wastewater systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management’s time and resources. Further, acquisitions may result in the dilution of our equity securities, incurrence of debt and contingent liabilities, fluctuations in quarterly results and other acquisition related expenses. In addition, the businesses and other assets we acquire may not achieve the sales and profitability expected.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

Our Restated Certificate of Incorporation and our Indenture of Mortgage dated as of April 1, 1927, as supplemented impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since 1912 and have increased the amount of dividends paid each year since 1973. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

We are subject to anti-takeover measures that may be used by existing management to discourage, delay or prevent changes of control that might benefit non-management shareholders.

Subsection 10A of the New Jersey Business Corporation Act, known as the Shareholder Protection Act, applies to us. The Shareholder Protection Act deters merger proposals, tender offers or other attempts to effect changes in our control that are not negotiated and approved by our Board of Directors. In addition, we have a classified Board of Directors, which means only one third of the Directors are elected each year. A classified Board can make it harder for an acquirer to gain control by voting its candidates onto the Board of Directors and may also deter merger proposals and tender offers. Our Board of Directors also has the ability, subject to obtaining BPU approval, to issue one or more series of preferred stock having such number of shares, designation, preferences, voting rights, limitations and other rights as the Board of Directors may fix. This could be used by the Board of Directors to discourage, delay or prevent an acquisition that might benefit non-management shareholders.

FORWARD LOOKING STATEMENTS

We discuss certain matters in this prospectus which are not historical facts, but which are “forward-looking statements.” We intend these “forward-looking statements” to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These “forward-looking statements” may include, but are not limited to, statements regarding:

•	our expected profitability and results of operations;

•	strategic plans for growth;

•	the amount and timing of rate increases and other regulatory matters;

•	expectations and events concerning capital expenditures; and

•	the availability and quality of our water supply.

The “forward-looking statements” in this prospectus reflect what we currently anticipate will happen in each case. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think “forward-looking statements” in this document are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Important matters that may affect what will actually happen include, but are not limited to, general stock market risks, government regulation and fluctuating economic conditions.

USE OF PROCEEDS

The net proceeds from the sale of the common stock offered by this prospectus, after deducting the Underwriters’ commissions and estimated offering expenses, is estimated to be $12.9 million. We expect to use the net proceeds to repay a portion of our outstanding short-term borrowings from PNC Bank ($4.5 million at 1.60% interest, with a rolling maturity date) and Fleet Bank ($9.0 million at 1.50% interest, with a rolling maturity date). These short-term borrowings were incurred to finance expenses associated with our capital program in Delaware.

CAPITALIZATION

Shown in the table below are the components of our capital structure as of December 31, 2003 and on an adjusted basis reflecting the net proceeds from the sale and issuance of 700,000 shares of our common stock under this offering:

	As of December 31, 2003
	Actual	% of Capitalization	As Adjusted	% of Capitalization
	(In thousands)
Common Stock Equity	$79,643	44.0%	$93,143	47.9%
Preferred Stock
Convertible	2,961	1.6%	2,961	1.5%
Nonredeemable	1,102	0.6%	1,102	0.6%
Long-Term Debt (1)	97,377	53.8%	97,377	50.0%

Total Capitalization	$181,083	100.0%	$194,583	100.0%

Short-Term Debt (2)	$13,567		$1,067

(1)	Excludes current maturities.
(2)	Includes current maturities of long-term debt.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Cash dividends on our common stock have been paid each year since 1912, and the annual dividend has increased every year since 1973. On April 22, 2004, the Board of Directors declared a quarterly cash dividend of $0.165 per share to be paid on June 1, 2004, to shareholders of record as of May 14, 2004.

The Board of Directors’ policy has been to pay cash dividends on the common stock on a quarterly basis. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by the Board of Directors.

Our common stock is listed on the Nasdaq National Market and trades under the symbol “MSEX.” On March 31, 2004 we had 2,085 common shareholders of record.

The following table sets forth the range of sales prices of the common stock, as reported by the Nasdaq National Market and dividends paid thereon for the periods indicated. All share and per share amounts reflect the four-for-three common stock split effective November 14, 2003.

	Sales Price
			Quarterly Cash Dividends
	High	Low
2004:
Second Quarter (through May 6, 2004)	$21.81	$20.00
First Quarter	$21.32	$19.38	$0.1650
2003:
Fourth Quarter	$21.12	$18.19	$0.1650
Third Quarter	21.23	17.72	0.1613
Second Quarter	18.49	16.32	0.1613
First Quarter	18.00	15.77	0.1613

2002:
Fourth Quarter	$17.36	$15.38	$0.1613
Third Quarter	19.43	13.73	0.1575
Second Quarter	20.04	15.53	0.1575
First Quarter	17.74	16.70	0.1575

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the periods indicated. All share and per share amounts reflect the four-for-three common stock split effective November 14, 2003. The selected consolidated financial data as of December 31, 2003 and 2002, and for the three years ended December 31, 2003, have been derived from our audited financial statements which have been incorporated by reference in this prospectus. The selected consolidated financial data as of December 31, 2001, 2000 and 1999, and for the two years ended December 31, 2000, have been derived from audited financial statements not included herein. The information set forth below should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations located elsewhere in this prospectus and the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements incorporated by reference in this prospectus. Historical operating results are not necessarily indicative of results for any other period.

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Consolidated Income Statement Data
Operating Revenues	$64,111	$61,933	$59,638	$54,477	$53,497
Operating Expenses	52,611	49,466	48,145	44,538	42,832
Net Income	6,631	7,765	6,953	5,305	7,881
Earnings Applicable to Common Stock	6,376	7,511	6,698	5,051	7,580
Earnings per Share of Common Stock:
Basic	$0.61	$0.73	$0.66	$0.50	$0.77
Diluted	0.61	0.73	0.66	0.50	0.76
Dividends Paid per Share of Common Stock	$0.649	$0.634	$0.623	$0.613	$0.593
Average Number of Shares Outstanding:
Basic	10,475	10,280	10,131	10,044	9,854
Diluted	10,818	10,623	10,474	10,387	10,296

	As of December 31,
	2003	2002	2001	2000	1999
	(In thousands)
Consolidated Balance Sheet Data:
Total Assets	$263,192	$248,962	$240,312	$222,815	$218,062
Utility Plant-Net	226,785	212,302	200,001	191,593	182,748
Common Equity	79,643	76,501	72,290	70,635	70,489
Convertible Preferred Stock	2,961	2,961	2,961	2,961	2,961
Nonredeemable Preferred Stock	1,102	1,102	1,102	1,102	1,102
Long-Term Debt (excluding current portion)	97,377	87,483	88,140	82,109	82,330
Total Debt	110,944	105,773	101,724	88,375	84,532

(1)	In 2001, we acquired the assets of a 300-customer water utility in Cumberland County, New Jersey, which we now operate as Bayview, and we also acquired Southern Shores, a 2,200-customer system in Southern Delaware.
(2)	Beginning January 1, 1999, USA-PA, along with Middlesex, has operated and maintained the City of Perth Amboy’s water and wastewater systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements included in our Annual Report on Form 10-K, as amended for the year ended December 31, 2003, which is incorporated by reference in this prospectus.

Overview

Middlesex Water Company has operated as a water utility in New Jersey since 1897, and in Delaware, through our wholly-owned subsidiary, Tidewater, since 1992. We are in the business of collecting, treating, distributing and selling water for domestic, commercial, municipal, industrial and fire protection purposes. We also operate a New Jersey municipal water and wastewater system under contract and provide wastewater services in New Jersey and Delaware through our subsidiaries. We are regulated as to rates charged to customers for water and wastewater services in New Jersey and for water services in Delaware, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities.

Our New Jersey water utility system (the “Middlesex System”) provides water services to approximately 58,000 retail customers, primarily in central New Jersey. The Middlesex System also provides water service under contract to municipalities in central New Jersey with a total population of approximately 267,000. In partnership with our subsidiary, USA-PA, we operate the water supply system and wastewater system for the City of Perth Amboy, New Jersey. Our other New Jersey subsidiaries, Pinelands Water and Pinelands Wastewater, provide water and wastewater services to residents in Southampton Township, New Jersey.

Our Delaware subsidiaries, Tidewater and Southern Shores, provide water services to approximately 24,000 retail customers in New Castle, Kent and Sussex Counties, Delaware. Our other Delaware subsidiary, White Marsh, services an additional 1,900 customers in Kent and Sussex Counties.

The majority of our revenue is generated from retail and contract water services to customers in our service areas. We record water service revenue as such service is rendered and include estimates for amounts unbilled at the end of the period for services provided after the last billing cycle. Fixed service charges are billed in advance by our subsidiary, Tidewater, and are recognized in revenue as the service is provided.

Our ability to increase operating income and net income is based significantly on three factors: weather, adequate and timely rate increases, and customer growth. These factors are evident in the discussions below which compare our results of operations from prior years. Cool, wet weather led to lower revenues and earnings in 2003. Rate increases for Middlesex and many of our subsidiaries increased revenues and net income in 2002 and 2001. Customer growth in our Delaware service territories has increased revenues greater than the cost to serve these new customers.

Results of Operations in 2003 Compared to 2002

Operating revenues for the year rose $2.2 million or 3.5% over the same period in 2002. Customer growth of 10.9% in Delaware provided additional facility charges and connection fees of $1.4 million. Higher base rates in our Delaware service territories provided $0.6 million of the increase. Though we anticipate continued growth in the number of customers and increased water consumption among our Delaware systems, such growth and increased consumption cannot be guaranteed. Additionally, weather conditions may adversely impact future consumption despite anticipated growth in the number of customers. For example, for the year ended December 31, 2003, cool wet weather in the Mid-Atlantic region pushed Tidewater’s consumption revenue down by $0.3 million and Middlesex consumption revenue down by $0.5 million. Despite such adverse weather conditions, revenues from our operations and maintenance contracts rose $0.5 million due to scheduled increases in fixed fees under the City of Perth Amboy contract.

New wastewater operations in Delaware provided $0.1 million in additional revenues. Our new meter services venture provided $0.3 million in additional revenues. All other operations accounted for $0.1 million of the higher revenues.

Operating expenses increased by $3.1 million or 6.4%. Costs related to main breaks resulting from severe winter weather conditions in the first quarter of 2003 contributed to additional expenses of $0.4 million. There were also higher sewer disposal fees and security costs for USA-PA that helped increase costs by $0.6 million. An increase in our Delaware employee base, general wage increases and higher costs associated with employee medical and retirement benefits pushed up costs by $0.7 million. In New Jersey, payroll costs, employee benefits and legal fees pushed up costs by $0.9 million. Non-regulated operations of meter installations and wastewater, which began in 2003, contributed $0.3 million of the overall expense increase.

Water treatment, source of supply and pumping costs increased by $0.5 million combined. Going forward we anticipate an increase in New Jersey’s electric generation costs due to deregulation of electricity and an increase of at least 8.5% in the cost of untreated water purchased under a new contract with the New Jersey Water Supply Authority. These increasing costs, in addition to higher business insurance and security costs prompted us to file for a 17.8% base rate increase with the BPU for Middlesex and a 19.02% base rate increase for Pinelands. We cannot predict whether the BPU will approve, deny or reduce the amount of our requests; however, despite the outcome, we will continue to seek rate increases in the future where increased operating costs and capital investment necessitate such action.

Depreciation expense for 2003 increased by $0.4 million, or 8.1%, due to a higher level of utility plant in service. Allowance for funds used during construction rose 17.0% for the year as Tidewater’s capital program now includes larger projects with longer construction schedules. As our investment in utility plant increases, we continue to seek timely rate relief either through base rate filings as discussed above or through other means such as the Distribution System Improvement Charge (DSIC) in Delaware. The DSIC is a separate rate mechanism that allows for cost recovery of certain capital improvement costs incurred in between base rate filings. Delaware regulated water utilities are allowed to apply for a DSIC every six months with the maximum increase limited to 5.0% in any twelve month period and a 7.5% overall limitation. The PSC approved an increase in Tidewater’s DSIC to 4.89% of base rates from 2.49%, effective January 1, 2004. In addition, because Tidewater continues to make significant capital additions and improvements to its new and existing systems, Tidewater has recently filed a request with the PSC for a 24% increase in water rates. This increase request is due to the $20.0 million of additional utility plant placed in service or to be placed in service since the last rate case. There can be no assurance that the PSC will grant Tidewater’s rate increase in the amount requested, if at all.

Other taxes increased by $0.1 million generally due to higher payroll related taxes and real estate taxes in both New Jersey and Delaware. Lower federal income taxes of $0.8 million over last year are attributable to the reduced operating results for 2003 as compared to 2002.

Other income decreased by $0.1 million as interest rates fell on short-term cash balance investments. Interest expense increased by $0.1 million due to a higher level of overall debt outstanding as compared to last year.

Net income decreased to $6.6 million from $7.8 million and basic and diluted earnings per share decreased by $0.12 to $0.61 due to lower earnings.

Results of Operations in 2002 Compared to 2001

Operating revenues increased $2.3 million or 3.9% over the prior year. Higher base rates in New Jersey and Delaware provided $1.9 million of the increase. A full year of ownership of the Bayview and Southern Shores systems generated additional revenue of $0.4 million. Service fees from our operation and maintenance contracts rose $0.2 million due to an increase in fixed fees for sewer disposal under the City of Perth Amboy contract.

Consumption revenues decreased by $0.2 million. Drought restrictions in New Jersey caused decreased usage in the amount of $1.3 million. The continued double-digit growth of our Tidewater customer base offset $1.1 million of the lower consumption revenues.

Operating expenses increased $1.3 million for the year. Operation and maintenance expenses accounted for $1.0 million of the increase. There were higher sewer costs of $0.2 million for USA-PA. General wage increases, higher costs associated with employee medical and retirement benefits and an increase in our Delaware employee base, pushed up operation and maintenance costs by $0.7 million. Approximately $0.2 million was due to the inclusion of expenses of Southern Shores for the entire year. Increases in business insurances, audit fees and stock exchange filing fees amounted to $0.2 million. A favorable decrease in water production and treatment costs of $0.3 million was due to drought related consumption decreases in our New Jersey operations.

Other taxes increased by $0.1 million due to higher revenue related taxes in New Jersey, increased real estate taxes and payroll taxes in both New Jersey and Delaware. Higher federal income taxes of $0.2 million over 2001 were attributable to favorable operating results over that year.

Depreciation expense decreased by $0.1 million, or 1.7%, due to the full recovery of our investment in transportation equipment, which we depreciate at a higher rate than our mains and appurtenances.

Allowance for funds used during construction rose $0.1 million for the year as the capital programs of Middlesex Water Company and Tidewater now include larger projects with longer construction periods. Other income was lower by $0.3 million due mostly to the recognition of a one time gain reported in 2001 by a small investor-owned water utility in southern Delaware, in which we own a 23% interest.

Even though there was a higher level of long-term and short-term debt outstanding compared to 2001, lower interest rates on short-term debt and the $6.0 million refinancing of long-term debt at a lower rate helped to keep the interest expense increase to 2.0% or $0.1 million.

Net income rose to $7.8 million from $7.0 million and basic and diluted earnings per share rose $0.07 from $0.66 to $0.73 per share due to higher earnings.

Outlook

Our revenues should continue to increase in 2004 as we expect customer growth in Delaware and our pursuit of non-regulated opportunities in Delaware and elsewhere to continue. The level of revenues and earnings will be impacted by the ultimate outcome of the New Jersey base rate cases currently under review by the BPU and the Delaware base rate case currently under review by the PSC. Revenues and earnings will also be influenced by weather. Changes in these factors as well as our projected capital program are the primary factors that will determine the need for future rate increase filings.

We continue to explore viable plans to streamline operations and reduce costs, particularly in Delaware, where customer growth continues to exceed industry averages. Part of the challenge is that our Delaware operations are a combination of over 70 stand-alone production and distribution systems serving 240 communities.

Liquidity and Capital Resources

Our ability to increase cash flows from operations are largely based on three factors: weather, adequate and timely rate increases, and customer growth. The effect of those factors on net income is discussed in results of operations. For 2003, net cash flow from operations of $14.2 million, which increased over 2002 due to lower working capital requirements, and proceeds from prior year financings allowed us to fund approximately 85% of our 2003 utility plant expenditures. Net proceeds from issuing long-term debt were used to fund the balance of those expenditures.

As shown in the following table, we expect our capital expenditures in 2004 and 2005 to increase over 2003. These increases are attributable to a major pipeline installation in the Middlesex System and continued customer growth and service improvement requirements in our Tidewater Systems in Delaware, where we spent $11.9 million on utility plant in 2003.

	Years Ending December 31,
	2004	2005	2006
	(Millions of Dollars)
Delaware Systems	$14.1	$12.8	$7.6
Raw Water Line	6.0	4.0	0.0
RENEW Program	3.8	3.0	3.0
Scheduled Upgrades to Existing Systems	4.8	4.6	3.5

Total	$28.7	$24.4	$14.1

Under our capital program for 2004, we plan to expend $14.1 million for water system additions and improvements for our Delaware systems, which include the construction of two elevated tanks, a sludge removal plant and the creation of several new wells and interconnections. The two-year, $10.0 million project to construct the second raw water line to the Middlesex primary water treatment plant is expected to begin in 2004. We expect to spend $3.8 million for the RENEW program, which is our program to clean and cement line unlined mains in the Middlesex System. There remains a total of approximately 138 miles of unlined mains in the 730-mile Middlesex System. In 2003, 5.3 miles of unlined mains were cleaned and cement lined. The capital program also includes $4.8 million for scheduled upgrades to our existing systems in New Jersey. The scheduled upgrades consist of $0.8 million for mains, $0.8 million for service lines, $0.4 million for meters, $0.3 million for hydrants, $0.2 million for computer systems and $2.3 million for various other items.

To pay for our capital program in 2004, we will utilize internally generated funds and funds available under existing New Jersey Environmental Infrastructure Trust loans (currently, $3.5 million) and Delaware State Revolving Fund loans (currently, $3.1 million), which provide low cost financing for projects that meet certain water quality and system improvement benchmarks. If necessary, we will also utilize short-term borrowings through $25.0 million of available lines of credit with three commercial banks. As of December 31, 2003, we had $12.5 million outstanding against the lines of credit. We expect to use the net proceeds from the sale of our Common Stock in this offering to repay our outstanding short-term borrowings.

Going forward into 2005 through 2006, we currently project that we will be required to expend approximately $38.5 million for capital projects. Plans to finance those projects are underway as we expect to receive approval to borrow up to $17.0 million under the New Jersey Environmental Infrastructure Trust program in November of 2004. We anticipate that some of the capital projects in Delaware will be eligible for the Delaware State Revolving Fund program in that state and we are pursuing those opportunities. We also expect to use internally generated funds and proceeds from the sale of common stock through the Dividend Reinvestment and Common Stock Purchase Plan.

Increases in certain operating costs will impact our liquidity and capital resources. As described in our results of operations discussion, we have filed for rate relief for Middlesex, Tidewater and the Pinelands Companies. There is no certainty, however, that the state regulatory authorities will approve any or all of the requested increases.

Contractual Obligations

The table below presents our known contractual obligations for the periods specified. The purchased water amounts include the effect of the new agreement with the New Jersey Water Supply Authority effective January 1, 2004.

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(Millions of Dollars)
Long-Term Debt	$98.4	$1.1	$2.2	$2.3	$92.8
Purchased Water Contracts	25.6	3.9	6.2	4.5	11.0
Wastewater Operations	64.4	3.7	11.6	12.6	36.5

Total	$188.4	$8.7	$20.0	$19.4	$140.3

Guarantees

USA-PA operates the City of Perth Amboy’s (Perth Amboy) water and wastewater systems under a service contract agreement through June 30, 2018. The agreement was effected under New Jersey’s Water Supply Public/Private Contracting Act and the New Jersey Wastewater Public/Private Contracting Act. Under the agreement, USA-PA receives a fixed fee and a variable fee based on increased system billing. Scheduled fixed fee payments began at $6.4 million in the first year and will increase over the term of the contract to $9.7 million.

In connection with the agreement, Perth Amboy, through the Middlesex County Improvement Authority, issued approximately $68.0 million in three series of bonds. Middlesex guaranteed one of those series of bonds, which are designated the Series C Serial Bonds, in the principal amount of approximately $26.3 million. Perth Amboy guaranteed the two other series of bonds. The Series C Serial Bonds have various maturity dates with the final maturity date on September 1, 2015. As of December 31, 2003, approximately $24.4 million of the Series C Serial Bonds remained outstanding.

We are obligated to perform under the guarantee in the event notice is received from the Series C Serial Bonds trustee of an impending debt service deficiency. If Middlesex funds any debt service obligations as guarantor, there is a provision in the agreement that requires Perth Amboy to reimburse us. There are other provisions in the agreement that we believe make it unlikely that we will be required to perform under the guarantee, such as scheduled annual rate increases for the water and wastewater services as well as rate increases due to unforeseen circumstances. In the event revenues from customers could not satisfy the reimbursement requirements, Perth Amboy has Ad Valorem taxing powers, which could be used to raise the needed amount.

Critical Accounting Policies and Estimates

The application of accounting policies and standards often requires the use of estimates, assumptions and judgments. Changes in these variables may lead to significantly different financial statement results. Our critical accounting policies are set forth below.

Regulatory Accounting

We maintain our books and records in accordance with accounting principles generally accepted in the United States of America. Middlesex and certain of its subsidiaries, which account for 87% of Operating Revenues and 99% of Total Assets, are subject to regulation in the state in which they operate. Those companies are required to maintain their accounts in accordance with regulatory authorities’ rules and guidelines, which may differ from other authoritative accounting pronouncements. In those instances, the Company follows the guidance provided in the Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting For the Effects of Certain Types of Regulation.”

In accordance with SFAS No. 71, we defer costs and obligations if it is probable that these items will be recognized for rate-making purposes in future rates. Accordingly, we have recorded costs and obligations, which will be amortized over various future periods. Any change in the assessment of the probability of rate-making treatment will require us to change the accounting treatment of the deferred item. We do not believe any of the deferred items we have recorded will be treated differently by the regulators in the future.

Revenues

Revenues from metered customers include amounts billed on a cycle basis and unbilled amounts estimated from the last meter reading date to the end of the accounting period. The estimated unbilled amounts are determined by utilizing factors which include historical consumption usage and current climate conditions. Differences between estimated revenues and actual billings are recorded in a subsequent period.

Revenues from unmetered customers are billed at a fixed tariff rate in advance at the beginning of each service period and are recognized in revenue ratably over the service period.

Revenues from the City of Perth Amboy management contract are comprised of fixed and variable fees. Fixed fees, which have been set for the life of the contract, are billed monthly and recorded as earned. Variable fees, which are based on billings and other factors and are not significant, are recorded upon approval of the amount by the City.

Pension Plan

We maintain a noncontributory defined benefit pension plan which covers substantially all employees with more than 1,000 hours of service.

The discount rate utilized for determining future pension obligations has decreased from 7.25% at December 31, 2001 to 6.75% at December 31, 2002 to 6.00% at December 31, 2003. Lowering the discount rate by 0.5% would have increased the net periodic pension cost by $0.1 million in 2003. Lowering the expected long-term rate of return on the pension plans by 0.5% (from 8.0% to 7.5%) would have increased the net periodic pension cost in 2003 by approximately $0.1 million.

Future actual pension income will depend on future investment performance, changes in future discount rates and various other factors related to the population participating in the pension plans.

Accounting Standards

FASB issued SFAS No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities (“SFAS 149”), which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective after June 30, 2003. The adoption of SFAS 149 did not have any effect on our financial statements.

FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any effect on our financial statements.

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“FIN 46”). The adoption of FIN 46 (as amended) is not expected to have any effect on our financial statements.

In December 2003, FASB issued SFAS No. 132 (Revised) Employees Disclosure about Pension and Other Postretirement Benefits, which expands the disclosure requirements of these employee benefits. The adoption of SFAS No. 132 (Revised) had no effect on our financial position or results of operations.

SFAS No. 143, “Accounting for Asset Retirement Obligations” became effective January 1, 2003. Upon adoption of SFAS No. 143, the fair value of a liability for an asset retirement obligation is required to be recorded. The Company collects the estimated removal costs of utility plant in rates through depreciation in accordance with regulatory treatment. At December 31, 2003, the Company reclassified the estimated removal costs of $4.8 million from accumulated depreciation to a regulatory liability. At December 31, 2002, $4.4 million was reclassified from accumulated depreciation to removal costs for utility plant retirement obligations. This reclassification had no impact on the Company’s results of operations.

OUR COMPANY

Overview

Middlesex Water Company was incorporated as a water utility company in 1897 and owns and operates regulated water utility systems in central and southern New Jersey and in Delaware as well as a regulated wastewater utility in southern New Jersey. We also operate water and wastewater systems on behalf of others in New Jersey and Delaware.

Middlesex System

The Middlesex System provides water services to approximately 58,000 retail customers, primarily in eastern Middlesex County, New Jersey and provides water under contract to the Township of Edison, the Boroughs of Highland Park and Sayreville, and both the Old Bridge and the Marlboro Township Municipal Utilities Authorities. The Middlesex System treats, stores and distributes water for residential, commercial, industrial and fire prevention purposes. Under a special contract, the Middlesex System also provides water treatment and pumping services to the Township of East Brunswick. The Middlesex System, through its retail and contract sales, produced approximately 70% of our 2003 revenue.

The Middlesex System’s retail customers are located in an area of approximately 55 square miles in Woodbridge Township, the City of South Amboy, the Boroughs of Metuchen and Carteret, portions of Edison Township and the Borough of South Plainfield in Middlesex County and, to a minor extent, a portion of the Township of Clark in Union County. The retail customers include a mix of residential customers, large industrial concerns and commercial and light industrial facilities. These retail customers are located in generally well-developed areas of central New Jersey. The contract customers of the Middlesex System comprise an area of approximately 141 square miles with a population of approximately 267,000. Contract sales to Edison, Sayreville, Old Bridge and Marlboro are supplemental to the existing water systems of these customers. The State of New Jersey in the mid-1980’s approved plans to increase available surface water supply to the South River Basin area of the state to permit a reduced use of ground water in this area. The Middlesex System provides treated surface water under long-term agreements to East Brunswick, Marlboro, Old Bridge and Sayreville consistent with the state-approved plan.

Tidewater System

Tidewater, together with its wholly-owned subsidiary, Southern Shores Water Company, LLC, provides water services to approximately 24,000 retail customers for domestic, commercial and fire protection purposes in over 240 separate community water systems in New Castle, Kent and Sussex Counties, Delaware. The Tidewater System produced approximately 15% of our total revenue in 2003. Tidewater has another wholly-owned subsidiary, White Marsh Environmental Systems, Inc., which owns the office building that Tidewater uses as its business office, and which operates water and wastewater systems under contract. White Marsh’s rates for water and wastewater operations are not regulated by the Delaware Public Service Commission (PSC).

Utility Service Affiliates (Perth Amboy)

USA-PA operates the City of Perth Amboy’s water and wastewater systems under a 20-year agreement, which expires in 2018. Perth Amboy has a population of 40,000 and has approximately 9,300 customers, most of whom are served by both systems. The agreement was effected under New Jersey’s Water Supply Public-Private Contracting Act and the New Jersey Wastewater Public/Private Contracting Act and requires USA-PA to lease from Perth Amboy all of its employees who currently work on the Perth Amboy water and wastewater systems. Under the agreement, USA-PA receives both fixed and variable fees based on increased system billing. Fixed fee payments began at $6.4 million in the first year and are to increase over the term of the 20-year contract to $9.7 million. Variable fees in 2003 were approximately $0.2 million. USA-PA produced approximately 12.5% of our total revenue in 2003.

In connection with the agreement, we guaranteed a series of bonds in the principal amount of approximately $26.3 million. In addition to the agreement with Perth Amboy, USA-PA entered into a 20-year subcontract with a wastewater operating company for the operation and maintenance of the Perth Amboy wastewater system. The subcontract provides for the sharing of certain fixed and variable fees and operating expenses.

Pinelands System

Pinelands Water services approximately 2,300 residential customers in Burlington County, New Jersey. Pinelands produced less than 1% of our total revenue in 2003.

Pinelands Wastewater services approximately 2,300 primarily residential retail customers. Under contract, it also services one municipal wastewater system in Burlington County, New Jersey with about 200 residential customers. Pinelands Wastewater produced approximately 1% of our total revenue in 2003.

Utility Service Affiliates, Inc.

In 1999, we implemented a franchise agreement with the City of South Amboy (“South Amboy”) to provide water service and install water system facilities in South Amboy. The South Amboy franchise was approved by the Board of Public Utilities (BPU) and its implementation significantly impacted two existing agreements entered into by the parties. The first agreement was for the sale of water to South Amboy on a wholesale basis. The second agreement was for the provision of management services for a fixed fee.

Middlesex and USA have jointly entered into a venture with an entity that offers meter installation and related services. This venture seeks to obtain competitively bid service contracts with municipalities in the Mid-Atlantic and New England regions. The contract work may include any or all of the following: meter purchases, replacement meter program, new meter program and meter testing. USA also offers a service line maintenance program to residential customers in the Middlesex system. These businesses contributed less than 1% of our total revenue in 2003.

Bayview System

In April 2001, Bayview bought the assets of a 300-customer water utility in Cumberland County, New Jersey. Bayview produced less than 1% of our total revenue in 2003.

Our Strategy

We strive to increase shareholder value by:

•	maintaining and strengthening our position as a reliable provider of quality water and wastewater services;

•	continuing to increase our retail customer base in Delaware;

•	providing new water and wastewater service related businesses that are not regulated utilities;

•	acquiring other water and wastewater utilities; and

•	pursuing additional contracts for the operation and management of municipal water and wastewater systems.

Maintain and Strengthen our Position as a Reliable Provider of Quality Water and Wastewater Services

We believe that our water quality meets or is better than all primary regulatory requirements for water quality. We also believe that we have adequate supplies to provide water in sufficient quantities to meet our customers’ current and future requirements in all of our service areas. In order to maintain and improve our ability to provide quality water in sufficient quantities, we regularly upgrade our facilities. We completed the upgrade and expansion of our Carl J. Olsen Plant in Edison, New Jersey in 2000 in order to meet more stringent regulatory requirements anticipated for water quality and to increase our capacity to meet peak-day demands for water in the utility system serviced by the plant.

We also continue to improve our central New Jersey distribution system by cleaning and cement lining unlined pipe through our RENEW Program (“RENEW”). In 2003, we cleaned and lined 5.3 miles of water main in Woodbridge Township, New Jersey. This program helps eliminate interior pipe restrictions and improves water quality and flow. In addition to rehabilitating the older water mains, RENEW provides for new valves, hydrants and service lines to be installed where necessary. Since establishing RENEW in 1995, we have rehabilitated approximately 53.5 miles of water main. Since 1999, the funding for this program has come from low-interest loans from the State Revolving Fund Program administered by the New Jersey Environmental Infrastructure Trust.

Continue to Increase our Retail Customer Base in Delaware

Since 1992, we have increased our retail customer base in Delaware from approximately 3,000 to approximately 24,000 through acquisitions and customer growth. In August 2001, our Tidewater subsidiary acquired Southern Shores, a 2,200-customer system in southern Delaware. Our customer base in Delaware has the potential to grow substantially with the existing territories we currently serve. The developments we either serve or have entered into contracts to serve have obtained approvals to build additional housing units. If those additional housing units are built and sold, we project our customer base would grow to 38,000 customers, without the acquisition of additional housing units. Further, there is significant economic development and population growth within and near many of our Delaware service areas. For example, according to the United States Census Bureau, from 1990-2000, the population in Kent and Sussex Counties increased 14.1% and 38.3%, respectively.

Provide New Water and Wastewater Service Related Businesses that are not Regulated Utilities

White Marsh has begun a campaign to acquire contracts to operate non-regulated wastewater systems throughout Delaware. Systems currently under contract or expected to be signed shortly will generate annual revenues of approximately $0.1 million. We believe this campaign puts us in a better position to obtain additional water and wastewater projects in Delaware.

Middlesex Water Company and USA have jointly entered into a venture with an entity that offers meter installation and related services. This venture seeks to obtain competitively bid service contracts with municipalities in the Mid-Atlantic and New England regions. The contract work may include any or all of the following: meter purchases, replacement meter program, new meter program and meter testing.

Acquire Other Water and Wastewater Utilities

We have successfully grown through acquisitions in the past and will continue to seek such growth opportunities in the future. We intend to continue to pursue acquisitions of municipally-owned and investor-owned water and wastewater systems and will continue to engage in activities with respect to potential acquisitions, such as identifying suitable acquisition opportunities, analyzing and investigating potential acquisitions, and attempting to negotiate mutually agreeable terms with acquisition candidates.

Pursue Additional Contracts for the Operation and Management of Municipal Water and Wastewater Systems

Since January 1, 1999, USA-PA has operated and maintained the City of Perth Amboy’s water and wastewater systems. We are paid both fixed and variable fees based on increased system billings. In light of the success we have had with this contract, we continue to seek opportunities to enter into contracts with additional municipalities to operate their water and wastewater systems. For example, in August 2003, we submitted a bid to operate water and wastewater facilities for two major military installations located in New Jersey. In addition, we have been awarded an operation and maintenance contract with the town of Ocean View, Delaware. Such contracts provide another way for us to expand our service territories and increase the number of customers we serve.

Summary of Statistical Information (Consolidated Operations)

The following table sets forth certain of our summary statistical information.

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands)
Revenues
Residential	$25,272	$24,793	$22,916	$20,640	$19,724
Commercial	6,299	6,032	6,054	5,691	5,447
Industrial	7,131	7,368	7,544	7,116	6,483
Fire Protection	6,830	6,495	6,182	5,816	5,477
Contract Sales	8,458	8,728	8,806	7,808	8,321
Contract Operations	8,065	7,465	7,288	6,837	7,489
Other	2,056	1,052	848	569	556

Total	$64,111	$61,933	$59,638	$54,477	$53,497

Customers	109,700	104,900	101,700	96,200	91,900
Population Served (Retail)	373,000	363,000	351,000	337,000	322,000
Miles of Main	1,150	1,118	1,070	1,011	967
Fire Hydrants	5,953	5,791	5,663	5,250	5,049
Pumpage (million gallons)	20,015	19,895	20,272	19,323	19,840
Average Daily Pumpage (million gallons)	54.8	54.5	55.5	52.8	54.4

Water Supplies and Contracts

Our New Jersey and Delaware water supply systems are physically separate and are not interconnected. In New Jersey, the Pinelands System and Bayview System are not interconnected with the Middlesex System or each other. We believe we have adequate sources of water supply to meet the current and anticipated future service requirements of our present customers in New Jersey and Delaware.

Middlesex System

Our Middlesex System, which produced 16.6 billion gallons in 2003 and 16.5 billion gallons in 2002, obtains water from surface sources and wells, which we call groundwater sources. In 2003 and 2002, surface sources of water provided approximately 70% of the Middlesex System’s water supply, groundwater from wells provided approximately 23% and the balance of 7% was purchased from a nonaffiliated water utility. Middlesex System’s distribution storage facilities are used to supply water to its customers at times of peak demand, outages and emergencies.

The principal source of surface water supply for the Middlesex System is the Delaware & Raritan Canal, which is owned by the State of New Jersey and operated as a water resource by the New Jersey Water Supply Authority. Middlesex has recently entered into a renewed and modified agreement with the New Jersey Water Supply Authority, which is effective January 1, 2004 and expires November 30, 2023, and provides an average purchase of 27 million gallons per day of untreated water from the Delaware & Raritan Canal, augmented by the Round Valley/Spruce Run Reservoir System. We project that due to the renewed and modified agreement, expenses resulting from this agreement will increase our cost of raw water by at least 8.5% annually on a going forward basis. Surface water is pumped to and treated at the Carl J. Olsen (CJO) Plant. Middlesex also has an agreement with a nonaffiliated water utility for the purchase of treated water. This agreement, which expires December 31, 2005, provides for the minimum purchase of 3 million gallons per day of treated water with provisions for additional purchases. Purchased water costs are shown below:

	Years Ended December 31,
Purchased Water	2003	2002	2001
	(Millions of Dollars)
Untreated	$2.0	$1.9	$2.0
Treated	1.8	1.8	1.7

Total Costs	$3.8	$3.7	$3.7

Our Middlesex System also derives water from groundwater sources equipped with electric motor-driven, deepwell turbine-type pumps. The Middlesex System has 31 wells, which provide an aggregate pump capacity of approximately 27 million gallons per day.

Tidewater System

Our Tidewater System, which produced 1.3 billion gallons in 2003 and 1.4 billion gallons in 2002, obtains 100% of its water from 209 wells. In 2003, we placed eleven new wells in service and also deactivated, sealed and abandoned fifteen wells. Tidewater continues to submit applications to Delaware regulatory authorities for the approval of additional wells as growth, demand and water quality warrants. The Tidewater System does not have a central treatment facility but has several regional filter plants. Several of its water systems in New Castle, Kent and Sussex Counties, Delaware have interconnected transmission systems.

Pinelands System

Water supply to our Pinelands System is derived from four wells drilled into the Mt. Laurel aquifer, which provided overall system delivery of 163 million gallons in 2003 and 155 million gallons in 2002. The pump capacity for the four wells is 2.2 million gallons per day.

Bayview System

Water supply to Bayview customers is derived from two wells, which provided an overall system delivery of 10 million gallons in 2003 and 11 million gallons in 2002. Each well has treatment facilities. Bayview has completed the replacement of its entire distribution system with approximately 16,000 feet of mains, valves and hydrants.

Pinelands Wastewater System

The Pinelands Wastewater System discharges into the South Branch of the Rancocas Creek through a tertiary treatment plant that provides clarification, sedimentation, filtration and disinfection. The total capacity of the plant is 0.5 million gallons per day. Current average flow is 0.3 million gallons per day. Pinelands has a current valid discharge permit issued by the New Jersey Department of Environmental Protection (“DEP”).

Utility Plant

The water utility plant in our systems consist of source of supply, pumping, water treatment, transmission and distribution, general facilities and all appurtenances, including all connecting pipes.

Middlesex System

The Middlesex System’s principal source of surface supply is the Delaware & Raritan Canal owned by the State of New Jersey and operated as a water resource by the New Jersey Water Supply Authority.

Water is withdrawn from the Delaware & Raritan Canal at New Brunswick, New Jersey through our intake and pumping station located on state-owned land bordering the canal. It is transported through our 54-inch supply main for treatment and distribution at our CJO Plant in Edison, New Jersey. The design capacity of our raw water supply main is 55 million gallons per day. Facilities at the CJO Plant consist of source of supply, pumping, water treatment, transmission, storage, laboratory and general facilities. In 2000, we substantially completed the upgrade and expansion of the CJO Plant, which began in 1997. We monitor water quality at the CJO Plant, at each well field and throughout the distribution system to determine that federal and state water quality standards are met.

The design capacity of the intake and pumping station in New Brunswick, New Jersey, and the raw water supply main located there, is 80 million gallons per day. The four electric motor-driven, vertical turbine pumps presently installed have an aggregate design capacity of 82 million gallons per day. Associated facilities are the 4,900 feet of 54-inch reinforced concrete water main connecting the intake and pumping station with the CJO Plant, 23,200 feet of 48-inch reinforced concrete transmission main connecting the CJO Plant to our distribution pipe network, and related storage, pumping, control, laboratory and other facilities. We also have a 58,600 foot transmission main, a 38,800 foot transmission main, and a long-term, non-exclusive agreement with the East Brunswick system, all used to transport water to several of our contract customers.

The CJO Plant includes chemical storage and chemical feed equipment, two dual rapid mixing basins, four upflow clarifiers which are also called superpulsators, four underground reinforced chlorine contact tanks, twelve rapid filters containing gravel, sand and anthracite for water treatment and a steel washwater tank. The CJO Plant also includes a computerized Supervisory Control and Data Acquisitions system to monitor and control the CJO Plant and the water supply and distribution system in the Middlesex System. The firm design capacity of the CJO Plant is now 45 million gallons per day (60 million gallons per day maximum capacity). The main pumping station at the CJO Plant has a design capacity of 90 million gallons per day. The four electric motor-driven, vertical turbine pumps presently installed have an aggregate capacity of 72 million gallons per day.

In addition to the main pumping station at the CJO Plant, there is a 15 million gallons per day auxiliary pumping station located in a separate building. It has a dedicated substation and emergency power supply provided by a diesel-driven generator. It pumps from the 10 million gallon distribution storage reservoir directly into the distribution system.

Middlesex System’s storage facilities consist of a 10 million gallon reservoir at the CJO Plant, 5 million gallon and 2 million gallon reservoirs in Edison (Grandview), a 5 million gallon reservoir in Carteret (Eborn) and a 2 million gallon reservoir at the Park Avenue Well Field.

In New Jersey, we own the properties on which Middlesex System’s 31 wells are located, the properties on which our storage tanks are located as well as the property where the CJO Plant is located. We also own our headquarters complex located at 1500 Ronson Road, Iselin, New Jersey, consisting of a 27,000 square foot, two story office building and an adjacent 16,500 square foot maintenance facility.

Tidewater System

The Tidewater System’s storage facilities include 36 storage tanks, with an aggregate capacity of 3.9 million gallons. Our Delaware operations are managed from Tidewater’s leased offices in Dover, Delaware and Millsboro, Delaware. Tidewater’s Dover, Delaware office property, located on property owned by White Marsh, consists of a 6,800 square foot office building situated on an eleven-acre lot. White Marsh also owns another business site for which it is exploring several options for future use.

Pinelands System

Pinelands Water Company owns well site and storage properties that are located in Southampton Township, New Jersey. Pinelands Water storage facility is a 1.2 million gallon standpipe.

Pinelands Wastewater System

Pinelands Wastewater Company owns a 12 acre site on which its 0.5 million gallons per day capacity tertiary treatment plant and connecting pipes are located.

Bayview System

Bayview owns two wells, which are located in Downe Township, Cumberland County, New Jersey.

USA-PA, USA and White Marsh

Our non-regulated subsidiaries, namely USA-PA, USA and White Marsh, do not own utility plant property.

Employees

As of April 30, 2004, we had a total of 146 employees in New Jersey, and a total of 63 employees in Delaware. In addition, we lease 24 employees under the USA-PA contract with the City of Perth Amboy, New Jersey. No employees are represented by a union except the leased employees. We believe our employee relations are good. Wages and benefits, other than for leased employees, are reviewed annually and are considered competitive within the industry.

Competition

Our business in our franchised service area is substantially free from direct competition with other public utilities, municipalities and other entities. However, our ability to provide some contract water supply and wastewater services and operations and maintenance services is subject to competition from other public utilities, municipalities and other entities. Although Tidewater has been granted an exclusive franchise for each of its existing community water systems, its ability to expand service areas can be affected by the PSC awarding franchises to other regulated water utilities.

Regulation

We are regulated as to rates charged to customers for water and wastewater services in New Jersey and for water services in Delaware, as to the quality of water service we provide and as to certain other matters. Only our USA, USA-PA and White Marsh subsidiaries are not regulated utilities. We are subject to environmental and water quality regulation by the United States Environmental Protection Agency (“EPA”), and the New Jersey Department of Environmental Protection (“DEP”) with respect to operations in New Jersey and the Delaware Department of Natural Resources and Environmental Control (“DNREC”), Delaware Department of Health and Social Services-Division of Public Health (“DPH”), and the Delaware River Basin Commission (“DRBC”) with respect to operations in Delaware. In addition, our issuances of securities are subject to the prior approval of the BPU or the PSC.

Regulation of Rates and Services

New Jersey water and wastewater service operations (excluding the operations of USA-PA) are subject to regulation by the BPU. Similarly, our Delaware water service operations are subject to regulation by the PSC. These regulatory authorities have jurisdiction with respect to rates, service, accounting procedures, the issuance of securities and other matters of utility companies operating within the States of New Jersey and Delaware, respectively. For ratemaking purposes, we account separately for operations in New Jersey and Delaware to facilitate independent ratemaking by the BPU for New Jersey operations and the PSC for Delaware operations.

In determining our rates, the BPU and the PSC consider the income, expenses, rate base of property used and useful in providing service to the public and a fair rate of return on that property each within its separate jurisdiction. Rate determinations by the BPU do not guarantee particular rates of return to us for our New Jersey operations or do rate determinations by the PSC guarantee particular rates of return for our Delaware operations. Thus, we may not achieve the rates of return permitted by the BPU or the PSC.

Middlesex Water Company filed a 17.8% base rate increase petition with the BPU on November 5, 2003. Increased operating expenses and utility plant investment necessitated the rate increase request. We filed a base rate increase petition with the BPU for Pinelands on December 30, 2003, requesting an overall increase for those systems of 19.02%. In addition, on April 26, 2004, Tidewater filed a 24% base rate increase petition with the PSC. In accordance with the tariff established for Southern Shores, a rate increase based on the Consumer Price Index was implemented on January 1, 2004. Other than rates for the Southern Shores system, there can be no assurance that any rate increases will be granted or, if granted, that they will be in the amounts we requested. Further, Tidewater received PSC approval to increase its Distribution System Improvement Charge to 4.89% of base rates from 2.49%, effective January 1, 2004.

Water Quality and Environmental Regulations

Both the EPA and the DEP regulate our operations in New Jersey with respect to water supply, treatment and distribution systems and the quality of the water, as do the EPA, DNREC, DPH and DRBC with respect to operations in Delaware.

Federal, New Jersey and Delaware regulations adopted over the past five years relating to water quality require us to perform expanded types of testing to insure that our water meets state and federal water quality requirements. In addition, environmental regulatory agencies are reviewing current regulations governing the limits of certain organic compounds found in the water as byproducts of treatment. We participate in industry-related research to identify the various types of technology that might reduce the level of organic, inorganic and synthetic compounds found in the water. The cost to water companies of complying with the proposed water quality standards depends in part on the limits set in the regulations and on the method selected to implement such reduction. We believe the CJO Plant capabilities put us in a strong position to meet any such future standards with regard to our Middlesex System. We use regular testing of our water to determine compliance with existing federal, New Jersey and Delaware primary water quality standards, and believe that expansion will allow us to be in a stronger position to meet any such future regulations regarding our Middlesex System.

Well treatment in our Tidewater System is by chlorination and, in some cases, pH correction and filtration. Treatment in the Pinelands System (disinfection only) is done at individual well sites.

As more fully discussed in our most recent Annual Report on Form 10-K, as amended, we are subject to EPA regulations as to maximum contaminant levels under the Federal Safe Drinking Water Act. There are also similar state regulations by DEP in New Jersey

The DEP and the DPH monitor our activities and review the results of water quality tests that are performed for adherence to applicable regulations. Other regulations applicable to us include the Lead and Copper Rule, the maximum contaminant levels established for various volatile organic compounds, the Federal Surface Water Treatment Rule and the Total Coliform Rule.

MANAGEMENT

This table lists information concerning our senior management team:

Name	Age	Position(s)
Dennis G. Sullivan	62	President and Chief Executive Officer
A. Bruce O’Connor	46	Vice President, Controller and Chief Financial Officer
Ronald F. Williams	54	Vice President–Operations and Chief Operating Officer
Kenneth J. Quinn	56	General Counsel, Secretary and Treasurer
James P. Garrett	58	Assistant Vice President–Human Resources
Richard M. Risoldi	47	Assistant Vice President of Operations
Gerard L. Esposito	52	President, Tidewater Utilities, Inc.

Dennis G. Sullivan – Mr. Sullivan has been a Director of Middlesex since October 1999. Mr. Sullivan was hired in 1984 as Corporate Attorney, responsible for general corporate internal legal matters. He was elected Assistant Secretary-Assistant Treasurer in 1988 and Vice President and General Counsel in 1990. He was elected President and General Counsel in May 2001 and became President and Chief Executive Officer in January 2003. He is Chairman of the Board and a Director of Tidewater Utilities, Inc., White Marsh Environmental Systems, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates, Inc., Utility Service Affiliates (Perth Amboy) Inc. and Bayview Water Company. He is also a Director of the New Jersey Utilities Association and the National Association of Water Companies.

A. Bruce O’Connor – Mr. O’Connor, a Certified Public Accountant, joined the Company in 1990 as Assistant Controller and was elected Controller in 1992 and Vice President in 1995. He was elected Vice President and Controller and Chief Financial Officer in May 1996. Mr. O’Connor is also the Assistant Secretary for all subsidiaries except for Utility Service Affiliates, Inc. He is responsible for financial reporting, customer service, rate cases, cash management and financings. He was formerly employed by Deloitte & Touche, a certified public accounting firm from 1984 to 1990. He is Treasurer and a Director of Tidewater Utilities, Inc., Bayview Water Company, Utility Service Affiliates, Inc., and White Marsh Environmental Systems, Inc. He is Vice President, Treasurer and a Director of Utility Service Affiliates (Perth Amboy) Inc., Pinelands Water Company and Pinelands Wastewater Company.

Ronald F. Williams – Mr. Williams was hired in March 1995 as Assistant Vice President–Operations, responsible for the Company’s Engineering and Distribution Departments. He was elected Vice President–Operations in October 1995. Mr. Williams is also the Assistant Secretary and Assistant Treasurer for Middlesex. He was formerly employed with the Garden State Water Company as President and Chief Executive Officer since 1991. He is a Director and President of Utility Service Affiliates (Perth Amboy) Inc., and Director of Utility Service Affiliates, Inc., Pinelands Water Company and Pinelands Wastewater Company.

Kenneth J. Quinn – Mr. Quinn joined the Company in 2002 as General Counsel and was elected Assistant Secretary in 2003. He was appointed Secretary and Treasurer for Middlesex and Secretary for all subsidiaries of Middlesex in March 2004. He has been engaged in the practice of law for 29 years and prior to joining the Company he had been employed by the law firm of Schenck, Price, Smith and King in Morristown, New Jersey. Prior to that, Mr. Quinn spent 10 years as in-house counsel to two major banking institutions located in New Jersey. In May 2003, he was elected Assistant Secretary of Tidewater Utilities, Inc., Pinelands Water Company, Pinelands Wastewater Company, Utility Service Affiliates (Perth Amboy) Inc., Bayview Water Company and White Marsh Environmental Systems, Inc. He is a member of the New Jersey State Bar Association and is also a member of the Public Utility Law Section of the Bar.

James P. Garrett – Mr. Garrett joined the Company in May 2003 as Assistant Vice President–Human Resources. Prior to his hire, Mr. Garrett was employed by Toys “R” Us, Inc. from 1980-2003, most recently as Director of Organizational Development. Mr. Garrett is responsible for all human resource programs and activities at Middlesex Water Company; Pinelands Water Company; Pinelands Waste water Company; Bayview Water Company; Utility Services Affiliates, Inc; Tidewater Utilities, Inc. and White Marsh Environmental Systems, Inc.

Richard M. Risoldi – Mr. Risoldi joined the Company in 1989 as Director of Production, responsible for the operation and maintenance of the Company’s treatment and pumping facilities. He was appointed Assistant Vice President of Operations in January 2003. He was formally employed by the Trenton Water Utility and the North Jersey District Water Supply Commission. He is a Director of Tidewater Utilities, Inc. and White Marsh Environmental Systems Inc. He also serves as Director and President of Pinelands Water Company, Pinelands Wastewater Company, Bayview Water Company and Utility Service Affiliates, Inc.

Gerard L. Esposito – Mr. Esposito joined Tidewater in 1998 as Executive Vice President. Prior to joining the Company he worked for 22 years in various executive positions for Delaware environmental protection and water quality governmental agencies. In 1989, Mr. Esposito became the Director of the Delaware Division of Water Resources, responsible for the administration of all of Delaware’s water pollution, water supply, water quality, wetlands and environmental laboratory programs. He is a Director of Tidewater Utilities, Inc. and also serves as a Director and President of White Marsh Environmental Systems, Inc.

DESCRIPTION OF CAPITAL STOCK

All share and per share amounts discussed herein reflect the four-for-three common stock split effective November 14, 2003. Our authorized capital stock consists of 20,000,000 shares of common stock, without par value, 140,497 shares of Cumulative Preferred Stock, without par value, and 100,000 shares of Cumulative Preference Stock, without par value. As of April 30, 2004, there were 10,592,863 shares of common stock outstanding, four series of Cumulative Preferred Stock representing a total of 37,898 shares outstanding and no shares of the Cumulative Preference Stock outstanding. The issuance of the common stock offered hereby is subject to approval by the BPU.

The transfer agent for the common stock is Registrar and Transfer Company. Our outstanding common stock is traded on the Nasdaq National Market System.

Certain New Jersey state laws and provisions in our Restated Certificate of Incorporation may deter or prevent a change in control of us and/or a change in management, even if desired by a majority of the shareholders.

The following is a brief summary of certain information relating to our common stock, Preferred Stock and Preference Stock. This summary does not purport to be complete and is intended to outline such information in general terms only.

Dividend Rights

Our Restated Certificate of Incorporation provides that whenever full dividends have been paid on the Preferred Stock and the Preference Stock outstanding for all past quarterly periods, the Board of Directors may declare and pay dividends on the common stock out of legally available funds.

The dividend rate for our varying classes of Preferred Stock is as follows: $7 per share per annum for the $7 Series Cumulative Preferred Stock, $4.75 per share per annum for the $4.75 Series Cumulative Preferred Stock, $7 per share per annum for the $7 Cumulative and Convertible Preferred Stock, and $8 per share per annum for the $8 Series Cumulative and Convertible Preferred Stock.

Voting Rights

Every holder of the common stock is entitled to one vote for each share held of record. Our Restated Certificate of Incorporation and By-laws provide for a Board of Directors divided into three classes of directors serving staggered three-year terms. A classified board has the effect of increasing the time required to effect a change in control of the Board of Directors. Our By-laws provide that nominations for directors must be (i) made in writing, (ii) received by the Secretary of the Company not less than 21 days prior to the date fixed for the meeting of shareholders and (iii) accompanied by the written consent of the nominee to serve as a director. In addition, the Restated Certificate of Incorporation provides that the By-laws may only be amended by shareholders if the holders of two-thirds or more of the issued and outstanding shares of common stock vote for the amendment. Our Restated Certificate of Incorporation also provides that shareholders may take action only at an annual or special meeting upon prior notice and pursuant to a vote.

No holder of Preferred Stock or Preference Stock (none of which Preference Stock has been issued) has any right to vote for the election of directors or, except as otherwise required by law, for any other purpose; provided, however, that if and whenever dividends on the outstanding Preferred Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preferred Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the directors elected by the holders of the common stock. Whenever dividends on the outstanding Preference Stock are in arrears in an amount equal to at least four quarterly dividends, the holders of the outstanding Preference Stock of all series, voting as a class, are entitled, until all dividends in arrears are paid, to elect two members to the Board of Directors, which two members shall be in addition to the members elected by the holders of the common stock and by the holders of the Preferred Stock. In addition, unless certain tests set forth in our charter are met, the consent of the holders of a majority of the outstanding shares of Preferred Stock of all series, voting as a class, is required for issuance or sale of any additional series of Preferred Stock or any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends or distributions. The consent of the holders of two-thirds in interest of the outstanding Preferred Stock of all series, voting as a class, is required to create or authorize any stock ranking prior to the Preference Stock as to dividends or in liquidation, or to create or authorize any obligation or security convertible into shares of any such stock, except that such consent is not required with respect to any increase in the number of shares of Preferred Stock which we are authorized to issue or with respect to the creation and establishment of any series of our Preferred Stock.

Convertibility

The conversion feature of the no par $7.00 Series Cumulative and Convertible Preferred Stock allows the holders of such shares of preferred stock to exchange one convertible preferred share for twelve shares of our common stock. In addition, we may redeem up to 10% of the outstanding convertible stock in any calendar year at a price equal to the fair market value of twelve shares of our common stock for each share of convertible stock redeemed.

The conversion feature of the no par $8.00 Series Cumulative and Convertible Preferred Stock allows the holders of such shares to exchange one convertible preferred share for 13.714 shares of our common stock. The preferred shares are convertible at the election of the security holder until 2004. After that time, both we and the holders of the $8.00 Series Cumulative and Convertible Preferred Stock and have the right to convert the shares of preferred stock into our common stock.

Liquidation Rights

Holders of common stock are entitled to share on a pro-rata basis, subject to the rights of holders of our First Mortgage Bonds, Preferred Stock or Preference Stock, in our assets legally available for distribution to shareholders in the event of our liquidation, dissolution or winding up.

Restriction on Acquisitions

As a New Jersey corporation with its headquarters and principal operations in the state, we are a “resident domestic corporation” as defined in New Jersey’s Shareholder Protection Act (the “Act”). The Act bars any “business combination” as defined in that Act (generally, a merger or other acquisition transaction) with any person or affiliate of a person who owns 10% or more of the outstanding voting stock of a resident domestic corporation for a period of five years after such person first owns 10% or more of such stock, unless the “business combination” both is approved by the board of directors of the resident domestic corporation prior to the time that person acquires 10% or more of the resident domestic corporation’s voting stock and meets certain other statutory criteria.

DIVIDEND REINVESTMENT PLAN

We have a Dividend Reinvestment and Common Stock Purchase Plan (“DRIP”) under which participating shareholders may have cash dividends on all or a portion of their shares of common stock or Cumulative Preferred Stock automatically reinvested in newly issued shares of common stock and may invest at the same time up to an additional $25,000 per quarter in newly issued shares of common stock. Under the DRIP, we may permit the purchase of shares of common stock at ninety-five (95) percent of market value for specified periods as announced us from time to time. We last authorized the purchase of shares of common stock at ninety-five percent (95%) of market value during the period of February 28, 2003 to September 2, 2003. As currently in effect, any purchase of shares under the DRIP is at full market value. No commission or service charge is paid by participants in connection with any of their purchases under the DRIP. The number of shares authorized under the DRIP is 1,700,000 shares. The cumulative number of shares issued under the DRIP as of April 15, 2004 are 1,252,357.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated May 6, 2004, the underwriters named below, for whom Janney Montgomery Scott LLC and Edward D. Jones & Co., L.P. are serving as the representatives (the “Representatives”), have severally agreed to purchase, and we have agreed to sell to the underwriters, the aggregate number of shares of common stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares
Janney Montgomery Scott LLC	420,000
Edward D. Jones & Co., L.P.	280,000
Total	700,000

The underwriting agreement provides that obligations of the underwriters to purchase the shares and accept the delivery of the common stock that are being offered are subject to certain conditions precedent including the absence of any materially adverse change in our business, the receipt of certain certificates, opinions and letters from us, our attorneys and independent auditors. The offering is being made on a firm commitment basis and, thus, each underwriter is obligated to purchase all of the shares of the common stock being offered by this prospectus (other than shares of common stock covered by the over-allotment option described below) if it purchases any of the shares of common stock.

The underwriters propose to offer some of the shares of common stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $0.47 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the common stock, the public offering price and the concessions may be changed by the underwriters.

The offering of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriters reserve the right to reject any order for the purchase of common stock in whole or in part.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the over-allotment shares:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriter Discounts and Commissions to be paid by us	$0.79	$0.79	$553,000	$632,000

We estimate that our out-of-pocket expenses for this offering will be approximately $375,000. We have also agreed to pay the underwriters a non-accountable expense allowance of $50,000.

We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 100,000 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise such option only to cover over-allotments in the sale of the shares of common stock offered by this prospectus. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of common stock proportionate to such underwriter’s initial commitment as indicated in the table above that lists the underwriters.

In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. The underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters may make short sales of our shares of common stock and may purchase those shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares on the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase on the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward price pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of the common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

In connection with this offering, the underwriters, selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Each underwriter does not intend to confirm sales of the common stock to any accounts over which it exercises discretionary authority.

Our directors, executive officers and certain of our other shareholders have agreed that they will not, without the Representatives’ prior written consent for a period of 90 days after the effective date of the Registration Statement, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock of the Company or any securities convertible into, or exercisable or exchangeable for, common stock of the Company (other than shares issuable pursuant to a plan for employees in effect on the date of this prospectus).

We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

LEGAL MATTERS

Certain legal matters in connection with the validity of the common stock offered hereby will be passed upon for us by Norris, McLaughlin & Marcus, P.A., Somerville, New Jersey. Walter G. Reinhard, Esq., a member of the firm of Norris, McLaughlin & Marcus, P.A., is one of our Directors and owns 1,496 of our shares. Certain legal matters will be passed upon for the Underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K/A-2 for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in the Notes to the financial statements), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy any of the reports and other information we file at the Commission’s public reference facilities located in Washington at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission. You may call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Copies of such material can also be obtained from the Public Reference Section of the commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Our Commission filings are also available to the public over the Internet at the Commission’s web site which is located at the following address: http://www.sec.gov.

This prospectus is a part of a registration statement on Form S-3 (which, together with all exhibits filed along with it, will be referred to as the “Registration Statement”) which we filed with the Commission to register the securities we are offering. Certain information and details which may be important to specific investment decisions may be found in other parts of the Registration Statement, including its exhibits, but are left out of this prospectus in accordance with the rules and regulations of the Commission. To see more detail, you may wish to review the Registration Statement and its exhibits. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission’s rules allow us to “incorporate by reference” the information we file with the Commission, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which already have been filed with the Commission, and certain information we may file in the future will automatically update and take the place of information already filed. The following documents are incorporated by reference: (a) our Annual Report on Form 10-K/A-2 filed on April 30, 2004 for the year ended December 31, 2003; (b) our Current Reports on Form 8-K filed on February 10, 2004, March 16, 2004, and April 15, 2004. The Commission file number for the incorporated documents is 0-422.

In addition to the documents already filed, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, before this stock offering ends, shall also be incorporated by reference in this prospectus.

You may request a copy of any of these filings. Such requests should be directed to: Mr. Kenneth J. Quinn, General Counsel, Secretary and Treasurer, Middlesex Water Company, 1500 Ronson Road, Iselin, New Jersey 08830, Phone No. (732) 634 -1500. You will not be charged for these copies unless you request exhibits, for which we will charge you a minimal fee. However, you will not be charged for exhibits in any case where the exhibit you request is specifically incorporated by reference into another document which is incorporated by this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

700,000 Shares

Common Stock

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

EDWARD D. JONES & CO., L.P.

The date of this prospectus is May 6, 2004.